UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

WebXU, Inc.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

(CUSIP Number)

9738681948

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Jarr Equities LLC 1 International Blvd Suite 705 Mahwah NJ 07495

9/10/2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	Page of

1	NAMES OF REPORTING PERSON: Jarr Equities LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Tax id 46-2989084
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): corporate
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware LLC USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,480,889 shares
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 3,480,889 shares
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,480,889 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): Manage of llc

SCHEDULE 13D

CUSIP No.	Page of

Item 1. Security and Issuer. wbxu stock symbol

Item 2. Identity and Background. Richard Gabriel , Manager of Jarr equities llc

Item 3. Source and Amount of Funds or Other Consideration. Cash on hand in corporate equity account.

Item 4. Purpose of Transaction. Investment Purposes purchased 3,480,889 shares common stock unrestricted.

Item 5. Interest in Securities of the Issuer. 7.5% unrestricted purchased in the open market

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer No contracts, No Current Arrangements.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

SCHEDULE 13D

CUSIP No.	Page of

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: 9/13/13	By:	/s/ Richard Gabriel
	Name:	Richard Gabriel
	Title:	(manager).